Brian F. Faulkner
                           A PROFESSIONAL LAW CORPORATION
27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
          T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                  E: BRIFFAULK@AOL.COM





VIA FACSIMILE AND EDGAR


October 13, 2005


Larry M. Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  World Am, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2004
     Filed April 21, 2005
     Form 10-QSB for Fiscal Quarter Ended March 31, 2005
     Filed May 25, 2005
     File No. 0-30639

Dear Mr. Spirgel:

     This letter is in response to your letter of August 18, 2005 with regard to the Form 10-KSB of World Am, Inc., a Nevada corporation ("Company") for the fiscal year ended December 31, 2004, filed on April 21, 2005, and the Company's Form 10-QSB for the quarter ended March 31, 2005, filed May 25, 2005. Each comment point in your letter will be addressed below and in an amended Form 10-KSB and an amended Form 10-QSB to be filed on EDGAR:

1. A new disclosure regarding revenue recognition has been added under Part II, Item 6 of the Form 10-KSB, Management's Discussion and Analysis of Financial Condition and Results of Operations (Critical Accounting Policies), and similarly under Part I, Item 2 of the Form 10-QSB. In addition, such disclosure has been added under Note 1 to the audited financial statements as of December 31, 2004 and under
Note 3 to the unaudited financial statements as of March 31, 2005.

2. Changes have been made to Part II, Item 8A of the Form 10-KSB, Controls and Procedures, and similarly under Part I, Item 3 of the Form 10-QSB, including a statement that the Company believes that such disclosure controls and procedures were ineffective as of December 31, 2004 and March 31, 2005, respectively.

3. Please be advised, as indicated in SEC Release No. 33-8618, the Company, being a small business issuer, is not required to maintain internal controls over financial reporting until July 15, 2007.

4. The signatures and the certifications in the Form 10-KSB and Form 10-QSB have been amended to make clear that the Company's president/chief executive officer also serves as the Company's principal financial officer.

5.  I have confirmed with the Company's EDGAR filer that a Tandy
Letter was filed by the Company on August 27, 2005.

     I have enclosed two marked copies of the filed Form 10-KSB/A and the Form 10-QSB/A showing the changes made per this letter.

     Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  James H. Alexander, World Am, Inc.